Filed by Coherent, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

Employee Key Messages

•	This morning, we announced that the Board determined that the acquisition proposal we received from II-VI on March 17, 2021 continues to be superior to our merger agreement with Lumentum after giving due consideration to the revised proposal we received from Lumentum on March 22, 2021.

•	Accordingly, we are terminating our merger agreement with Lumentum so we can enter into a new merger agreement with II-VI.

•	For additional detail on our proposed combination with II-VI, please refer to our press release, which is available here.

•	As with previous transaction updates, please note that there is nothing for you to do at this time, beyond continuing to focus on your day-to-day activities and delivering for our customers. Until any transaction closes, we will continue to operate as an independent company, and it will be business as usual at Coherent.

•	If you have been conducting integration planning activities with Lumentum, we ask that you please discontinue those workstreams, effective immediately.

•	While we are limited in what we can discuss at this stage, we do want to share some additional detail around this announcement and what it means for the future of our company. We are planning to hold an All Hands soon and will share details in due course.

•	Thank you all for your patience throughout this transaction process, your unparalleled commitment to exceeding our customers’ expectations, and your continued dedication to Coherent. We are in the fortunate position of being a desired merger partner thanks to the great work that you all do every day.

Important Information and Where You Can Find It

In connection with the proposed transaction (the “Proposed Transaction”) between II-VI Incorporated (“II-VI”) and Coherent, Inc. (“Coherent”), II-VI plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and II-VI and will constitute a prospectus with respect to shares of II-VI’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and II-VI may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or II-VI may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and II-VI in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the completion of the Proposed Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and II-VI’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with II-VI (as amended, restated or supplemented from time to time), including the receipt of an unsolicited proposal from a third party (including MKS Instruments, Inc. or Lumentum Holdings Inc.); (iii) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and II-VI; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Coherent’s and II-VI’s ability to implement its business strategy; (vii) pricing trends, including Coherent’s and II-VI’s ability to achieve economies of scale; (viii) potential litigation relating to the Proposed Transaction that could be instituted against Coherent, II-VI or their respective directors; (ix) the risk that disruptions from the Proposed Transaction will harm Coherent’s or II-VI’s business, including current plans and operations; (x) the ability of Coherent or II-VI to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (xii) uncertainty as to the long-term value of II-VI common stock; (xiii) legislative, regulatory and economic developments affecting Coherent’s and II-VI’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Coherent and II-VI operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or II-VI’s financial performance; (xvii) restrictions during the pendency of the Proposed Transaction that may impact Coherent’s or II-VI’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and II-VI’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xx) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of II-VI and/or Coherent. These risks, as well as other risks associated with the Proposed Transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Proposed Transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.